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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

         [X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB

         For Period Ended: December 31, 1998
                                                          SEC FILE NUMBER I-941
                                                          CUSIP NUMBER 232456103
         [X]  Transition Report on Form 10-KSB
         [ ]  Transition Report  on Form 20-F
         [ ]  Transition  Report on Form 11-K
         [ ]  Transition  Report  on  Form  10-QSB
         [ ]  Transition Report on Form N-SAR
         For Transition Period Ended:            December 31, 1998
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates: Entire Form 10-KSB

Part I - Registrant Information

                Full Name of Registrant                CyberAmerica Corporation
                                                       ------------------------

                Former Name if Applicable              N/A
                                                       ---

                Address of Principal Executive Office:
                    268 West 400 South, Suite 300
                    Salt Lake City, Utah  84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)      The subject  annual  report,  semi-annual  report,  transition report on From 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

                  During the latter part of 1998 and the early part of 1999, the Company experienced substantial software and computer problems within the accounting department. This event resulted in accounting documents being lost and thereby delayed the preparation of the year-end financial statements. Therefore, the subject report could not be filed within the prescribed time period without unreasonable effort or expense.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                  Richard Surber           President           (801) 575-8073
                  --------------           ---------           --------------
                      (Name)                (Title)           (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s). (X) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? (X) Yes ( ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

                  The Company expects to show a profit of approximately $700,000 for 1998 compared to a loss of $2,200,000 in 1997.



                            CyberAmerica Corporation
                            ------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


 Date:     March 30, 1999                    By:   /s/ Richard Surber
           ---------------                      --------------------------------
                                                Name:  Richard Surber
                                                Title:    President